

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

March 26, 2010

Daily Journal Corporation
Gerald L. Salzman - President
915 East First Street
Los Angeles, California 90012

      Re: **Daily Journal Corporation**
               Form 10-K for the year ended September 30, 2009
               File Number: 000-14665

Dear Mr. Salzman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      David R. Humphrey
                      Branch Chief